Filed pursuant to Rule 433 Registration No. 333-123311

Wachovia Corporation

$1,500,000,000 Three-Month LIBOR Floating Rate Senior Notes due December 1, 2009

Issuer:	Wachovia Corporation
Security:	Senior Global Medium-Term Notes, Series G
Principal Amount:	$ 1,500,000,000
Trade Date:	December 6, 2006
Settlement Date:	December 13, 2006
Maturity Date:	December 1, 2009
Interest Rate & Spread:	3 Month USD-LIBOR-BBA plus 0.05%
Coupon Reset Dates:	Quarterly on the 1st of March, June, September, and December
First Coupon Reset Date:	March 1, 2007
Payment Dates:	Quarterly on the 1st of March, June, September, and December
First Payment Date:	March 1, 2007
Maturity Date:	Modified Following Business Day (London & New York Business Days)
Index Definition:	USD-LIBOR-BBA means that the rate for a Coupon Reset Date will be the rate for deposits in U.S. Dollars for a period of the Index Maturity which appears on the Telerate Page 3750 as of 11:00 a.m., GMT, on the day that is two London Banking days preceding that Coupon Reset Date.
Day Count Basis:	Actual/ 360
Price to Public:	100%
Gross Spread:	0.25%
Gross Spread ($):	$3,750,000
Net Proceeds to Issuer:	$1,496,250,000
CUSIP / ISIN:	92976WBC9 / US92976WBC91
Sole Book-Running Lead Manager:	Wachovia Capital Markets, LLC	$1,470,000,000
Co-Managers:	CastleOak Securities, L.P.	$15,000,000
	Guzman & Company	$15,000,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-326-5897 or you may e-mail a request to syndicate.ops@wachovia.com.